EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Record
Results for the Third Quarter Ended September 30, 2023
ACHESON, Alberta, November 1, 2023 - North American Construction Group Ltd. ("NACG") today announced results for the third quarter ended September 30, 2023. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended September 30, 2022.
Third Quarter 2023 Highlights:
•Reported revenue of $194.7 million, compared to $191.4 million in the same period last year, was generated primarily by the heavy equipment fleet in the oil sands region. Equipment utilization of 56%, compared to 62% in Q3 2022, was impacted by changes in work scope and the time required to move heavy equipment into the Fort Hills mine ahead of the winter season. When comparing to Q3 2022, revenue included full quarter impacts of updated equipment rates and the acquisition of ML Northern Services Ltd.
•Our net share of revenue from equity consolidated joint ventures of $168.7 million compared favourably to $161.8 million in the same period last year. The Fargo-Moorhead project posted its strongest quarter to date but was offset by Nuna which experienced permitting delays and the impacts of wildfires in northern Canada.
•Combined revenue of $272.6 million compared consistently to $269.6 million in the same period last year reflecting both consistent demand for our heavy equipment fleet and a strong quarter from the Fargo-Moorhead project offset by Nuna's top-line performance.
•Adjusted EBITDA of $59.4 million and margin of 21.8% compared consistently to the prior period metrics of $60.1 million and 22.3%, respectively, on similar revenue levels as cost effective operation of the heavy equipment was more than fully offset by costs impacts incurred by Nuna.
•Cash flows generated from operating activities of $37.5 million, compared to $31.4 million in the same period last year due to lower distributions received from joint ventures in Q3 2022.
•Free cash flow generated in the quarter was $10.0 million, compared to $3.4 million in the same period last year, as adjusted EBITDA was primarily used for sustaining capital maintenance and cash interest.
•Net debt was $395.3 million at September 30, 2023, an increase of $1.0 million from June 30, 2023, as free cash flow generation funded growth spending, dividends and trust activity during the quarter.
•Effective October 1, 2023, we closed our acquisition of MacKellar Group ("MacKellar"), a privately-owned heavy earthworks company based in Australia. As disclosed on July 26, 2023, total expected consideration remains $395 million and the transaction was fully funded by bank secured and vendor provided financing. MacKellar adds approximately 450 mobile heavy equipment assets; 1,000 employees, including over 375 maintenance personnel; and 15 operating projects across a variety of service offerings including contract mining, civil earthworks, dry and maintained equipment rentals and component rebuilds.
Joseph Lambert, President and CEO commented: "The third quarter generally came in line with overall expectation as our traditional heavy equipment fleet and the Fargo-Moorhead project exceeded targets while Nuna posted low operating margins due to the impacts of permitting delays and wildfires in northern Canada."
"Closing the MacKellar transaction was a major milestone for our Company and we are pleased to report that their current operating run-rate exceeds our acquisition model and allowed us to increase expectations for 2024. Onboarding sessions went very well and we couldn't be more excited about the opportunities in Australia."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2023	2022	2023	2022
Revenue	$194,744	$191,383	$630,922	$536,122
Total combined revenue(i)	272,620	269,617	870,190	734,157

Gross profit	26,312	24,567	88,762	58,958
Gross profit margin(i)	13.5%	12.8%	14.1%	11.0%

Combined gross profit(i)	37,798	39,651	129,730	93,998
Combined gross profit margin(i)(ii)	13.9%	14.7%	14.9%	12.8%

Operating income	14,138	17,649	49,935	39,592

Adjusted EBITDA(i)(iii)	59,371	60,110	195,827	159,499
Adjusted EBITDA margin(i)(iii)	21.8%	22.3%	22.5%	21.7%

Net income	11,387	20,220	45,495	41,291
Adjusted net earnings(i)	14,295	17,558	52,060	36,875

Cash provided by operating activities	37,512	31,432	109,521	91,102
Cash provided by operating activities prior to change in working capital(i)	41,666	39,810	134,646	118,037

Free cash flow(i)	10,040	3,390	(20,355)	2,462

Purchase of PPE	39,295	31,205	114,210	83,591
Sustaining capital additions(i)	42,290	30,578	127,792	87,158
Growth capital additions(i)	1,727	—	4,475	—

Basic net income per share	$0.43	$0.75	$1.72	$1.49
Adjusted EPS(i)	$0.54	$0.65	$1.96	$1.33
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$37,512	$31,432	$109,521	$91,102
Cash used in investing activities	(26,970)	(28,042)	(107,123)	(79,945)
Capital additions financed by leases	(2,229)	—	(27,228)	(8,695)
Add back:
Growth capital additions(i)	1,727	—	4,475	—
Free cash flow(i)	$10,040	$3,390	$(20,355)	$2,462
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On October 31, 2023, the NACG Board of Directors declared a regular quarterly dividend (the "Dividend") of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on November 30, 2023. The Dividend will be paid on January 5, 2024, and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended September 30, 2023
Revenue of $194.7 million represented a $3.4 million (or 2%) increase from Q3 2022. Consistent year-over-year revenue was led by the heavy equipment fleet at Fort Hills. Equipment utilization of 56% was negatively impacted by a change in work scopes and the time required to move heavy equipment into the Fort Hills mine ahead of the winter season. In addition, wet weather in July and project completion in late August at the gold mine in Northern Ontario impacted utilization. The purchase of ML Northern Services Ltd.'s ("ML Northern") fuel and lube fleet, which occurred on October 1, 2022, and DGI Trading had modest impacts on revenue with services and sales provided to external customers. Lastly, another ultra-class haul truck was rebuilt, commissioned and sold to the Mikisew North American Limited Partnership ("MNALP"), bringing its haul truck fleet to seventeen.

EXHIBIT 99.1

Combined revenue of $272.6 million represented a $3.0 million (or 1%) increase from Q3 2022. Our share of revenue generated in Q3 2023 by joint ventures and affiliates was $77.9 million, compared to $78.2 million in Q3 2022. The Nuna Group of Companies suffered the revenue impacts of two project permitting delays and the ripple effects of a month-long evacuation of Yellowknife, NWT. Supply chain disruptions from the evacuation and the pervasive impacts of the record-setting wildfires in northern Canada hampered Nuna's ability to complete scopes it normally completes during the third quarter. The completion of the gold mine project in northern Ontario at the end of August contributed to the quarter over quarter variance. Offsetting these variances was the Fargo-Moorhead flood diversion project which completed its largest operational quarter to date and is on track to reach the one-quarter mark of completed scopes during the fourth quarter.
Adjusted EBITDA and the associated margin of $59.4 million and 21.8% were generally consistent with the Q3 2022 results of $60.1 million and 22.3%, respectively. Cost effective operation of the heavy equipment fleet within our wholly-owned business generated increased EBITDA quarter over quarter. This was fully offset by margin impacts experienced within the Nuna Group of Companies from the aforementioned wildfire conditions in northern Canada and completion of the gold mine project in northern Ontario. EBITDA generated by the Fargo joint ventures tracked the aforementioned strong revenue quarter as construction costs are being incurred according to plan.
Depreciation of our equipment fleet was 14.7% of revenue in the quarter, compared relatively consistently to the 13.8% in Q3 2022. Our internal maintenance programs continue to produce low-cost and longer life components allowing for depreciation rates to remain in this range.
General and administrative expenses (excluding stock-based compensation) were $6.9 million, or 3.5% of revenue, compared to $6.6 million, or 3.4% of revenue in Q3 2022. Consistent costs were incurred as increases from ML Northern and cost items impacted by inflation were offset by cost discipline in discretionary areas and associated cost recoveries from our joint ventures.
Cash related interest expense (See "Non-GAAP Financial Measures") for the quarter was $7.8 million at an average cost of debt of 7.1%, compared to 5.8% in Q3 2022, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $8.1 million in the quarter, compared to $6.5 million in Q3 2022.
Adjusted EPS of $0.54 on adjusted net earnings of $14.3 million is down 17% from the prior year figure of $0.65 and is consistent with adjusted EBIT performance. Weighted-average common shares levels for the third quarters of 2023 and 2022 were stable at 26,700,303 and 26,836,133, respectively, net of shares classified as treasury shares.
Free cash flow was $10.0 million in the quarter and was primarily the result of adjusted EBITDA of $59.4 million, as detailed above, offset by sustaining capital additions ($42.3 million) and cash interest paid ($6.4 million).
BUSINESS UPDATES
2024 Strategic Focus Areas
•Safety - maintaining our uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Integration - focus on integration of MacKellar Group, including identification of opportunities to better utilize our capital and equipment on Australian opportunities.
•Execution - enhance our equipment availability through operational excellence with respect to fleet maintenance, reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customers and resources through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.

EXHIBIT 99.1

Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $154.2 million includes total liquidity of $108.4 million and $32.6 million of unused finance lease borrowing availability as at September 30, 2023. Liquidity is primarily provided by the terms of our $300.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement.

	September 30, 2023	December 31, 2022
Credit Facility limit	$300,000	$300,000
Finance lease borrowing limit	175,000	175,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(277,356)	(265,931)
Letters of credit	(32,037)	(32,030)
Joint venture guarantees	(71,887)	(53,744)
Cash	40,441	69,144
Total capital liquidity(i)	$154,161	$212,439
(i)See "Non-GAAP Financial Measures".
Subsequent to September 30, 2023 and concurrent with closing of the MacKellar acquisition, we entered into an amended and restated Credit Facility. The lending capacity provided by the amended Credit Facility includes a Canadian dollar tranche of $280 million and an Australian dollar tranche of $220 million, totaling $470 million of lending capacity using the exchange rate in effect as at October 3, 2023. The Credit Facility permits incurrence of $350 million of secured equipment financing from third party providers resulting in a total borrowing limit of $820 million. Based on the upfront payments made and senior secured debt assumed at closing, total liquidity and total capital liquidity is estimated to be approximately $105 million and $205 million upon transaction close (as compared to $108.4 million and $154.2 million, respectively as at September 30, 2023).
NACG’s Outlook
Our expectation that our projected free cash flows for the full year 2023, in the range of $90 to $110 million, updated from previous reporting to reflect the acquisition of MacKellar and expected timing of cash received from joint ventures, and full year 2024, in the range of $160 to $185 million, will improve our liquidity position. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.

Key measures	2023	2024
Combined revenue(i)	$1.2 - $1.3B	$1.5 - $1.7B
Adjusted EBITDA(i)	$295 - $310M	$430 - $470M
Sustaining capital(i)	$150 - $170M	$220 - $240M
Adjusted EPS(i)(ii)	$2.80 - $3.00	$4.25 - $4.75
Free cash flow(i)	$90 - $110M	$160 - $185M
Net debt leverage(i)(ii)(iii)	Less than 1.8x	Less than 1.4x

Capital allocation
Deleverage	$50 - $80M
Shareholder activity(iv)	$15 - $20M
Growth spending(i)	$35 - $40M

(i)See "Non-GAAP Financial Measures".
(ii)For clarity, the outlook for adjusted EPS and net debt leverage excludes the potential conversion of debentures.
(iii) Leverage ratio is based on the amended and restated Credit Facility effective as of October 3, 2023.
(iv)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2023, tomorrow, Thursday, November 2, 2023, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 81053277
A replay will be available through December 1, 2023, by dialing:
Toll Free: 1-877-674-7070

EXHIBIT 99.1

Conference ID: 81053277
Playback Passcode: 053277
The Q3 2023 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://viavid.webcasts.com/starthere.jsp?ei=1640181&tp_key=810f9fb3e6
A replay will be available until December 1, 2023, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended September 30, 2023, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q3 2023 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include all information provided under the above heading "NACG's Outlook".
The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EPS", "adjusted net earnings", "cash provided by operating activities prior to change in working capital", "combined gross profit", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "margin", "net debt", "senior debt", "sustaining capital", "total capital liquidity", and "total combined revenue". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Revenue from wholly-owned entities per financial statements	$194,744	$191,383	$630,922	$536,122
Share of revenue from investments in affiliates and joint ventures	168,667	161,823	516,637	413,027
Elimination of joint venture subcontract revenue	(90,791)	(83,589)	(277,369)	(214,992)
Total combined revenue(i)	$272,620	$269,617	$870,190	$734,157
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Gross profit from wholly-owned entities per financial statements	$26,312	$24,567	$88,762	$58,958
Share of gross profit from investments in affiliates and joint ventures	11,486	15,084	40,968	35,040
Combined gross profit(i)	$37,798	$39,651	$129,730	$93,998

(i)See "Non-GAAP Financial Measures".
Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Net income	$11,387	$20,220	$45,495	$41,291
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(311)	(95)	189	1,069
Stock-based compensation expense (benefit)	5,583	437	16,324	(129)
Acquisition costs	1,161	—	1,161	—
Loss on equity investment customer bankruptcy claim settlement	—	—	759	—
Net realized and unrealized gain on derivative financial instruments	(2,618)	—	(6,979)	—
Equity investment net realized and unrealized loss (gain) on derivative financial instruments	572	(2,925)	(649)	(5,140)
Tax effect of the above items	(1,479)	(79)	(4,240)	(216)
Adjusted net earnings(i)	14,295	17,558	52,060	36,875
Adjustments:
Tax effect of the above items	1,479	79	4,240	216
Interest expense, net	8,119	6,522	22,941	16,769
Income tax expense	1,733	4,983	11,892	10,184
Equity earnings in affiliates and joint ventures	(4,483)	(14,076)	(23,414)	(28,652)
Equity investment EBIT(i)	4,189	15,676	23,758	32,785
Adjusted EBIT(i)	25,332	30,742	91,477	68,177
Adjustments:
Depreciation and amortization	28,884	26,592	90,239	84,051
Equity investment depreciation and amortization(i)	5,155	2,776	14,111	7,271
Adjusted EBITDA(i)	$59,371	$60,110	$195,827	$159,499
(i)See "Non-GAAP Financial Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Equity earnings in affiliates and joint ventures	$4,483	$14,076	$23,414	$28,652
Adjustments:
Interest (income) expense, net	(742)	589	(915)	1,901
Income tax expense	448	997	1,294	2,167
Loss (gain) on disposal of property, plant and equipment	—	14	(35)	65
Equity investment EBIT(i)	$4,189	$15,676	$23,758	$32,785
Depreciation	$4,976	$2,600	$13,572	$6,743
Amortization of intangible assets	179	176	539	528
Equity investment depreciation and amortization(i)	$5,155	$2,776	$14,111	$7,271
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

About MacKellar Group
Established in 1966 based on humble family values MacKellar has earned an enviable reputation in the industry for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history of working on both mining and civil earthwork projects around Australia.

For further information contact:
Jason Veenstra
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2023	December 31, 2022
Assets
Current assets
Cash	$40,441	$69,144
Accounts receivable	78,570	83,811
Contract assets	13,482	15,802
Inventories	57,086	49,898
Prepaid expenses and deposits	7,582	10,587
Assets held for sale	501	1,117
	197,662	230,359
Property, plant and equipment, net of accumulated depreciation of $413,933 (December 31, 2022 – $387,358)	695,176	645,810
Operating lease right-of-use assets	13,151	14,739
Investments in affiliates and joint ventures	85,713	75,637
Other assets	11,198	5,808
Intangible assets	5,881	6,773
Deferred tax assets	284	387
Total assets	$1,009,065	$979,513
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$76,173	$102,549
Accrued liabilities	41,017	43,784
Contract liabilities	69	1,411
Current portion of long-term debt	39,357	42,089
Current portion of operating lease liabilities	1,767	2,470
	158,383	192,303
Long-term debt	392,648	378,452
Operating lease liabilities	11,761	12,376
Other long-term obligations	25,924	18,576
Deferred tax liabilities	80,713	71,887
	669,429	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	229,455	229,455
Treasury shares (September 30, 2023 - 1,086,714 (December 31, 2022 - 1,406,461))	(16,052)	(16,438)
Additional paid-in capital	19,329	22,095
Retained earnings	108,060	70,501
Accumulated other comprehensive (loss) income	(1,156)	306
Shareholders' equity	339,636	305,919
Total liabilities and shareholders’ equity	$1,009,065	$979,513
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue	$194,744	$191,383	$630,922	$536,122
Cost of sales	139,840	140,440	452,831	393,756
Depreciation	28,592	26,376	89,329	83,408
Gross profit	26,312	24,567	88,762	58,958
General and administrative expenses	12,485	7,013	38,638	18,297
(Gain) loss on disposal of property, plant and equipment	(311)	(95)	189	1,069
Operating income	14,138	17,649	49,935	39,592
Interest expense, net	8,119	6,522	22,941	16,769
Equity earnings in affiliates and joint ventures	(4,483)	(14,076)	(23,414)	(28,652)
Net realized and unrealized gain on derivative financial instruments	(2,618)	—	(6,979)	—
Income before income taxes	13,120	25,203	57,387	51,475
Current income tax expense	1,495	701	3,198	1,198
Deferred income tax expense	238	4,282	8,694	8,986
Net income	$11,387	$20,220	$45,495	$41,291
Other comprehensive income
Unrealized foreign currency translation loss (gain)	1,100	(382)	1,462	(398)
Comprehensive income	$10,287	$20,602	$44,033	$41,689
Per share information
Basic net income per share	$0.43	$0.75	$1.72	$1.49
Diluted net income per share	$0.39	$0.65	$1.51	$1.33
See accompanying notes to interim consolidated financial statements.